Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Dominion Diamond Corporation (“Dominion” or the “Company”)
P.O. Box 4569, Station A
Toronto, Ontario
M5W 4T9

2.	DATE OF MATERIAL CHANGE

July 15, 2017

3.	NEWS RELEASE

The Company issued a news release disclosing the material change through CNW Newswire on July 17, 2017 and filed it on SEDAR with the securities regulatory authorities in each of the provinces and territories of Canada under the Company’s profile at www.sedar.com.

4.	SUMMARY OF MATERIAL CHANGE

On July 15, 2017, Dominion and The Washington Companies (“Washington”), a group of privately held North American mining, industrial and transportation businesses founded by industrialist and entrepreneur Dennis R. Washington, entered into an arrangement agreement (the “Arrangement Agreement”) under which Northwest Acquisitions ULC (the “Purchaser”), an entity affiliated with Washington, has agreed to acquire all of Dominion’s outstanding common shares for US$14.25 per share in cash.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full Description of Material Change:

On July 15, 2017, Dominion and Washington entered into the Arrangement Agreement under which the Purchaser, an entity affiliated with Washington, has agreed to acquire all of Dominion’s outstanding common shares for US$14.25 per share in cash pursuant to a plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act. The transaction marks the result of Dominion’s review of strategic alternatives as previously announced on March 27, 2017.

The board of directors of Dominion (the “Board”), after consultation with financial and legal advisors, and based on the unanimous recommendation of a special committee of the Board, consisting of four independent directors, has unanimously determined that the Arrangement is in the best interests of the Company, approved the Arrangement and recommends that Dominion’s shareholders vote in favour of the Arrangement.

Arrangement Agreement

The following description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which has been filed separately by Dominion with the Canadian and U.S. securities regulators and is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Arrangement Agreement is subject to customary non-solicitation provisions, including Dominion’s right to consider and accept superior proposals. In the event of a superior proposal, Washington will have a five business day right to match the superior proposal. If the Company terminates the Arrangement Agreement to enter into an agreement with respect to a superior proposal or the Arrangement Agreement is terminated in certain other circumstances, the Company will be required to pay Washington a termination fee equal to US$43.9 million.

The closing of the Arrangement is subject to customary closing conditions including, among other things, the approval of at least two-thirds of the votes cast at a special meeting of Dominion shareholders to be called to consider the Arrangement, court approval, approval under the Investment Canada Act and approval under the Competition Act (Canada).

In addition, the closing of the Arrangement is subject to the Company having a minimum cash balance of US$150 million if closing is on or before November 30, 2017, or US$200 million if closing is after November 30, 2017.

In connection with the transaction, Dominion will suspend the declaration and payment of dividends on Dominion shares and has terminated its normal course issuer bid (and the automatic securities purchase plan under the normal course issuer bid has automatically terminated as a result of announcement of the transaction).

The transaction is expected close in the fourth quarter of 2017.

To fund part of the consideration payable in connection with the Arrangement, Washington has obtained fully committed debt financing provided by Credit Suisse, Citi, UBS and Natixis. The balance of the consideration will be funded with an equity commitment from Washington and cash on Dominion’s balance sheet. The Company has agreed to use reasonable best efforts to provide the Purchaser in a timely manner with all cooperation reasonably requested by the Purchaser to assist it in causing the conditions in the debt financing to be satisfied or as is otherwise necessary or reasonably requested by the Purchaser in connection with the debt financing.

Should Washington be unable to complete the Arrangement due to a funding failure, or in other limited circumstances, Washington will be required to pay the Company a reverse termination fee equal to US$70.2 million.

Further information regarding the transaction will be included in the Company’s management information circular to be mailed to Dominion’s shareholders in advance of the special meeting of Dominion shareholders, which is expected to be held on or about September 19, 2017, which will be filed with the Canadian and U.S. securities regulators and will be available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Board has obtained a fairness opinion from each of TD Securities Inc. and Morgan Stanley Canada Limited that, as of the date of the opinions, and subject to the assumptions, limitations and qualifications on which such opinions are based, the consideration to be received by the Company’s shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Company’s shareholders. All directors of the Company and certain executive officers of the Company have entered into voting and support agreements to vote their Dominion shares, if any, in support of the Arrangement.

5.2     Disclosure for Restructuring Transactions:

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

Jacqueline Allison
Vice President, Investor Relations
(416) 205-4371

9.	DATE OF REPORT

July 17, 2017

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This material change report includes forward-looking statements and information (collectively, the “forward-looking statements”) including, but not limited to: forward-looking statements pertaining to the purchase by Washington of all the issued and outstanding common shares of Dominion; the expected benefits of the transaction, including the expected benefits to shareholders, customers, employees and other stakeholders as well as future financial and operating results; the anticipated timing for the special meeting of Dominion shareholders and closing of the transaction; the satisfaction of closing conditions including, without limitation (i) certain regulatory approvals; (ii) required Dominion shareholder approval; (iii) necessary court approval in connection with the plan of arrangement, (iv) certain termination rights available to the parties under the Arrangement Agreement; and (iv) other closing conditions, including, without limitation, the operation and performance of the Dominion business in the ordinary course until closing of the transaction, maintenance by Dominion of a minimum cash balance in the amounts as specified in the Arrangement Agreement, and compliance by Dominion with various covenants contained in the Arrangement Agreement, all of which are subject to risks, uncertainties and assumptions. As a consequence, actual results in the future may differ materially from any expectation, conclusion, forecast or projection in such forward-looking statements. Therefore, forward-looking statements should be considered carefully and undue reliance should not be placed on them. Examples of statements that constitute forward-looking information may be identified by words such as “believe”, “expect”, “project”, “should”, “anticipate”, “could”, “target”, “forecast”, “intend”, “plan”, “outlook”, “see”, “set”, “pending”, and other similar terms. All forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian and U.S. securities legislation. Forward-looking statements are subject to risks, uncertainties and assumptions including, but not limited to: the potential risk that the transaction will not be approved by Dominion shareholders; failure to, in a timely manner, or at all, obtain the necessary regulatory and court approvals for the transaction or any transaction ancillary thereto; failure of the parties to otherwise satisfy the conditions to complete the transaction; the possibility that the Board could receive an acquisition proposal and approve a superior proposal; the effect of the announcement of the transaction on Dominion’s strategic relationships, operating results and business generally; significant transaction costs or unknown liabilities; the risk of litigation that would prevent or hinder the completion of the transaction; and other customary risks associated with transactions of this nature. In addition, if the transaction is not completed, and Dominion continues as an independent entity, there are risks that the announcement of the transaction and the dedication of substantial resources of Dominion to the completion of the transaction could have an adverse impact on Dominion’s business and strategic relationships, operating results and business generally. As a consequence, actual results in the future may differ materially from any forward-looking statement, forecast or projection, whether expressed or implied. Therefore, forward-looking statements should be considered carefully and undue reliance should not be placed on them. Please note that forward-looking statements in this material change report reflect Dominion’s management’s expectations as of the date hereof, and thus are subject to change thereafter. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and those matters identified in the Risks and Uncertainties section and elsewhere in our most recent annual information form and in our other filings with securities regulatory authorities, which are available on our website at www.ddcorp.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.